UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40758

GDEV Inc.

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F

☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (including exhibits) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-280580 and Registration No. 333-282062) and the Company’s Registration Statement on Form S-8 (Registration No. 333- 261757), filed with the Securities and Exchange Commission.

EXHIBITS

1.1	Sales Agreement, dated September 12, 2024, among the Company, Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. (1)

5.1	Opinion of Ogier, as British Virgin Islands counsel to the Company(1)

23.3	Consent of Ogier, dated September 12, 2024(1)

99.1	Press release, dated September 12, 2024

(1) Filed with the Company’s registration statement on Form F-3 (Registration No. 333-282062) on September 12, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2024

GDEV Inc.

By:	/s/ Andrey Fadeev
Name:	Andrey Fadeev
Title:	Chief Executive Officer and Director